UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2021

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On August 20, 2021, Foresight Autonomous Holdings Ltd. furnished a Form 6-K including unaudited interim condensed consolidated financial statements as of June 30, 2021, or the Original Form 6-K. This Amendment on Form 6-K/A to the Original Form 6-K, or this Amendment, is furnished to include as exhibits the unaudited interim condensed consolidated financial statements and the XBRL Data Files for such unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements as of June 30, 2021, included as Exhibit 99.1, include a corrected line item due to an immaterial scrivener’s error relating to the increase (decrease) in cash, cash equivalents and restricted cash in the consolidated statement of cash flows. The XBRL Data Files should be read in conjunction with unaudited interim condensed consolidated financial statements included in this Amendment as Exhibit 99.1.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the time of the Original Form 6-K.

This Amendment is incorporated by reference into the registration statements on Form F-3 (File No. 333-252334) and Form S-8 (Registration No. 333-229716 and 333-239474), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Amendment is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Foresight Autonomous Holdings Ltd.’s Interim Condensed Consolidated Financial Statements as of June 30, 2021.
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: September 3, 2021	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer